Exhibit 5.1

New Orleans, LA Baton Rouge, LA Houston, TX London, England	CANAL PLACE 365 CANAL STREET • SUITE 2000 NEW ORLEANS, LOUISIANA 70130-6534 (504) 566-1311 FAX: (504) 568-9130	Jackson, MS Tupelo, MS Gulfport, MS Tampa, FL

www.phelpsdunbar.com

June 6, 2006

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38802

Re:	Renasant Corporation

Pre-Effective Amendment No. 1 to

Form S-3 Registration Statement

Ladies and Gentlemen:

We have acted as counsel to Renasant Corporation (the “Company”) in connection with the preparation of the above-referenced Pre-Effective Amendment No. 1 to Form S-3 Registration Statement under the Securities Act of 1933, as amended (the “Amendment”), relating to a maximum of 72,605 shares of the Company’s $5.00 par value common stock (the “Common Stock”), to be sold, from time to time, by the selling shareholders listed in the Amendment, who have or will acquire the shares upon the exercise of certain warrants first issued by Community Commercial Bancshares, Inc., the predecessor of Renasant Bancshares, Inc. (“Bancshares”), which were assumed by the Company as a condition of and in connection with the merger of Bancshares with and into Peoples Merger Corporation, a wholly-owned subsidiary of the Company.

In so acting, we have examined and relied upon the original, or a photostatic or certified copy, of such records of the Company, certificates of officers of the Company and of public officials, and such other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. In such examination, we have assumed the genuineness of all signatures appearing on all documents, the legal capacity of all persons signing such documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, the accuracy and completeness of all corporate records made available to us by the Company, and the truth and accuracy of all facts set forth in all certificates provided to or examined by us.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the shares of Common Stock when sold by the selling shareholders as contemplated in the Amendment, will be duly authorized, validly issued, fully paid and non-assessable.

The foregoing opinions are limited to the laws of the State of Mississippi and the federal laws of the United States of America. We express no opinion as to matters governed by the laws of any other state. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

This letter expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinion set forth above.

We consent to the filing of this opinion as an exhibit to the Amendment and to the reference to us in the prospectus under the caption “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the General Rules and Regulations of the Commission thereunder.

Very truly yours,

PHELPS DUNBAR LLP